Exhibit 10.1

Sent Via Email:

January 7, 2019

Mr. Michael C. Beck

Re: Employment Offer

Dear Mike:

We are very pleased to extend this offer of employment to join LSI Industries as Senior Vice President - Operations. The position will report to me in my role as President and Chief Executive Officer. The following is a summary description of the compensation, health and welfare benefits, and other Company plans and programs offered in connection with your employment.

1.

Base Salary; Start Date. The annual base salary for the position is $325,000. Any adjustment to base salary is subject to approval by the Compensation Committee of the Board of Directors. We anticipate that your first day employment with the Company will be February 11, 2019.

2.

Short Term Incentive Compensation. The position will be eligible to participate in the Company's Short Term Incentive Plan commencing with the Company's 2020 fiscal year (July 1, 2019 through June 30, 2020) at the "B5A Named Executive Officer" level. The FY20 STIP metrics and related performance objectives, and the determination of FY20 STIP incentive payouts, will be subject in all respects to the review and approval of the Compensation Committee and to the terms and conditions of the FY20 STIP document which will govern all matters associated with the FY20 STIP.

The following summary is provided to help familiarize you with the current structure of the STIP. The Company's FY19 STIP (July 1, 2018 through June 30, 2019) was approved by the Compensation Committee and provides for the payment of a cash incentive, subject to the achievement of the FY19 STIP performance objectives. The FY19 STIP metrics, performance objectives and the potential bonus percentage opportunity of each executive officer were reviewed and approved by the Compensation Committee. The 2019 STIP is based on corporate performance as measured by the achievement of two corporate metrics, net sales and operating income. The net sales and operating income performance objectives are each weighted at 50%. These metrics and their respective weightings have been employed in the STIP since FY18.

The Board of Directors approves the Company's annual operating plan and, in general, the operating plan net sales and operating income objectives have been used in setting STIP targets. However, the Compensation Committee considers a wide range of factors and exercises its discretion in setting STIP thresholds, targets, and payout percentages, in order to balance executive officer interests and shareholder interests. Assuming the FY20 STIP maintains the same structure as the FY19 STIP, at the threshold level of performance, it is anticipated that your FY20 STIP bonus opportunity will be 25% of base salary; at the target level of performance, the bonus opportunity will be 50% of base salary; and at the maximum level of performance, the bonus opportunity will be 100% of base salary.

3.

Long-Term Incentive Compensation. The Board of Directors has approved the Company's Long Term Incentive Plan. The SVP - Operations position is eligible to participate in the LTIP, subject to review and approval of the Compensation Committee. Your participation in the LTIP will commence with FY20 LTIP awards made in or about August 2019. At that time, you will have the opportunity to receive equity-based awards to be issued under the Company's Amended and Restated 2012 Stock Incentive Plan (or any successor plan), pursuant to and in accordance with the terms of the LTIP document which governs all matters associated with the LTIP. In connection with this offer of employment and as an inducement to your agreement to join the Company, the Board of Directors has approved an inducement award of stock options for the purchase of shares of the Company's common stock on the terms and conditions as set forth in Exhibit A to this letter.

4.

Signing Bonus: Relocation Expense: Temporary Housing Expense. In connection with this offer of employment, the Company will pay a lump sum of $45,000 to you as a signing bonus (the "Signing Bonus"). In addition, in connection with this offer of employment, the Company will pay a lump sum of $50,000 to you for purposes of covering all out-of-pocket expenses incurred in connection with your relocation to the Cincinnati area, including, without limitation, expenses for temporary housing (the "Relocation Amount"). The position is based at the Company's Cincinnati headquarters and it is expected that you will perform the duties of the position at our Cincinnati offices. The Signing Bonus and the Relocation Amount will be paid to you within thirty (30) days after the first day of your employment with the Company. In the event that the Signing Bonus and the Relocation Amount are taxable as income under applicable federal, state or local law, the Company will not "gross-up" such payments and you shall be solely responsible for any such tax. If you voluntarily terminate your employment within one (1) year of your start date with the Company, or if the Company terminates your employment for cause within one (1) year of your start date with the Company, then you will be obligated to repay the Signing Bonus and the Relocation Package not later than thirty (30) days after the date of such termination of employment.

5.

LSI 401(K) Savings Plan. Employees may contribute up to 75% of salary, subject to all applicable IRS annual limits, in accordance with the terms of the Company's 401(K) Plan. The Company currently provides a 50% matching contribution on the first 5% contributed by an employee. A summary description of the Plan will be provided.

6.

LSI Non-Qualified Deferred Compensation Plan. You will be eligible to participate in the LSI Deferred Compensation Plan which permits the deferral of salary and / or incentive compensation in accordance with the terms of the Plan. A summary description of the Plan will be provided.

7.	Paid time off. You will be eligible for four weeks of paid time off per fiscal year.

8.	Holidays. The Company has ten paid designated holidays per calendar year, which includes one floating personal holiday.

9.

The LSI Health Benefits Plan. LSI currently offers a preferred provider network health plan with three plan choices (High PRO, Low PRO and HDHP) from which to select. A summary of the Company's health benefits plan will be provided.

10.

The LSI Dental and Vision Plans. LSI currently offers a dental plan with two plan choices (High PPO, Low PPO) from which to select, including preventative care benefits, as well as a vision care plan, for all covered family members.

11.	Prescription Drug Card. Employee prescription co-payments are based upon the Health Benefits Plan choice selected.

12.

Flexible Spending Accounts. You may elect to establish Health Care and Dependent Care Flexible Spending Accounts under the PPO option health plan choices, or to establish a Health Savings Account under the HDHP option choice.

13.	Disability Insurance. The Company covers the cost of both short-term and long-term disability insurance coverage.

14.	Accidental Death and Dismemberment Insurance. LSI covers the cost of accidental death and dismemberment insurance coverage.

15.	Basic Life Insurance. The Company covers the cost of basic term life insurance coverage up to a maximum specified benefit level.

16.

Dependent Life Insurance. LSI covers the cost of dependent life insurance, under which your spouse is covered for $10,000 and your dependent children (6 months to 19 years) are covered for $5,000 each.

17.	Optional Insurance. You may also secure additional insurance coverage at your option and cost for term life, accidental injury and critical illness.

A copy of our Restrictive Covenant Agreement for your review. The Restrictive Covenant Agreement covers matters related to confidentiality, non-competition and non-solicitation. This offer of employment is subject to your execution and delivery of the Restrictive Covenant Agreement on your first day of employment by the Company. We will also work through the details of the public announcement, press release, SEC filings and other matters associated with the start of your employment with the Company. This offer is also contingent upon successful completion of a background check.

We're very pleased to make this proposal for you to assume this important role for the Company, Mike. If you have any questions, please contact me at 513-372-3600 or 860-830-0672.

Sincerely,

James A. Clark

President and Chief Executive Officer LSI Industries Inc.

Please sign below to confirm that you are accepting this offer of employment and agree to the terms of employment set forth above. Your signature also confirms that your employment and duties with LSI Industries will not violate any contractual or other legal obligation with any prior employer. You further confirm that you have not misappropriated and will not use any prior employer's proprietary information or trade secrets in connection with your LSI Industries employment.

/s/ Michael Beck

Date: January 11, 2019

Exhibit A

Stock Option Inducement Award Summary

The Company will award at the close of business on your first day of employment with the Company a nonqualified stock option, which will be intended to qualify as an "inducement grant" under NASDAQ Listing Rule 5635(c)(4) and which will not be granted pursuant to the Company's 2012 Stock Incentive Plan. The stock option award will grant the right to purchase 50,000 shares of the Company's common stock at a per share exercise price equal to the fair market value of the Company's common stock as of the date of grant (i.e., the closing price per share on the NASDAQ Global Select Market on your first day of employment). The stock option will have a term of ten (10) years and shall vest only if you are employed by the Company for a period of three (3) years following the date of grant.